EXHIBIT 17.1


Gentlemen: I hereby submit my resignation from the board of directors of the company. I am doing this with a heavy heart. I have been with the company almost since its inception. I take a great pride and some of the credit in the company's achievements. Since my resignation as a CEO I have felt that my voice and opinions are not taken into account in the board's decisions. The last decision regarding new board members is a case in point. Inksure is a small company and the board should work in harmony. I have been a minorty of one too many times, and it is time that I step out.

I wish you and the employees the best of luck. Sincerly Yours Elie Housman